Exhibit 1.02

Party City Holdings Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Party City Holdings Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of Rule 13p-1 and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Description of the Company’s Products Covered by this Report

The Company manufactures or contracts to manufacture numerous party products. It is possible that certain of the Company’s metallic balloon and novelty products may contain Conflict Minerals. The Company’s policies prohibit the use of Conflict Minerals from Covered Countries, as documented in our vendor standards manual. The Company has numerous suppliers and some of the suppliers may in turn have sub-suppliers. The Company relies on its suppliers to provide information on the origin of any Conflict Minerals contained in the products supplied to the Company (the “Covered Products”). Contracts with direct suppliers may be in force for multiple years and historically did not require the supplier to provide the Company with information regarding the origin of any Conflict Minerals. Accordingly, we rely on the cooperation of our direct suppliers to provide the necessary information on the origin of any Conflict Minerals.

The Company’s Process

The Company has conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals. This good faith country of origin inquiry was reasonably designed to determine whether any Conflict Minerals originated in the Covered Countries and whether any Conflict Minerals may be from recycled or scrap sources.

For some of the Company’s products there are multiple third-parties between the ultimate manufacture of the products and the original sources of the materials that are used in the products. The Company must therefore rely on its suppliers to provide information regarding the origin of any potential Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that its suppliers are best situated to identify the sources of any potential Conflict Minerals.

The Company surveyed its suppliers with respect to the origin of any Conflict Minerals that are included in the Covered Products. Of the suppliers who responded, none responded that they use Conflict Minerals from the Covered Countries. For those suppliers who did not respond to the initial inquiry, the Company sent a follow-up inquiry to solicit their response.

Based on the information that was provided by the Company’s suppliers, the Company did not identify any Covered Products containing Conflict Minerals from the Covered Countries. The Company will continue to follow-up with the suppliers who did not respond and, on a periodic basis, it will continue to inquire of the suppliers who did respond. Additionally, Company management will re-evaluate its risk assessment process/methodology and target suppliers and products that are more likely to be affected.